Mail Stop 6010

      September 1, 2005

Mr. Claude Imbleau
President, CEO, CFO
Transbotics Corporation
3400 Latrobe Drive
Charlotte, NC 28211

      Re:	Transbotics Corporation
Form 10-KSB for the Fiscal Year Ended November 30, 2004
Forms 10-QSB for the Fiscal Quarters Ended February 28, 2005 and
May
31, 2005
		File No. 000-18253

Dear Mr. Imbleau:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your Form 10-
KSB for the Fiscal Year Ended November 30, 2004 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB for the Fiscal Year Ended November 30, 2004

Item 8A. Controls and Procedures, page 10

1. We note your statement that the chief executive officer has concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer has concluded that your disclosure controls and procedures are effective.
Please
revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Exhibit 13 - Annual Report 2004

Management`s Discussion and Analysis, page 4

Liquidity and Capital Resources, page 9

2. In your November 30, 2003 Annual Report, you disclosed that you signed a ten year Master License Agreement with Netzler & Dahlgren in
November 1995 to purchase certain products at stipulated prices, and that in November 2000, you renegotiated the agreement and extended it for ten years. Please tell us and revise the MD&A discussion and the commitment and contingencies footnote to disclose the amount of any material future inventory purchase commitments and any other significant obligations to Netzler & Dahlgren.


Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Policies, page 18

Revenue Recognition, page 18

3. On page 18 of the Annual Report, you state that revenues from commercial product sales are recognized upon shipment. Please tell us and revise to disclose any significant acceptance provisions or rights of return related to your commercial products and how these terms impact your revenue recognition.

4. We note that you provide engineering, training and installation services along with sales of both types of your products. Please tell us and revise your filing to disclose the nature of these services and your accounting for the services and associated costs.
Discuss how your accounting for these arrangements complies with SAB
104 and EITF 00-21.

5. We note in Note 10 on page 26 that you entered into an Equipment
Purchase and Installation Contract with a major customer for approximately $1,450,000 for two AGV systems. We note that the customer has the right to cancel the contract, the right to have the equipment removed at no expense to the customer and the right to a full refund of the purchase price should acceptance not occur within six months after delivery. Please tell us how you have accounted for the revenue on this contract and related costs, and quantify for us any significant revenue or deferred costs related to this contract as of November 30, 2004. Tell us how the substantial acceptance criteria relating to this contract has impacted your revenue recognition on this contract.

Form 10-QSB for the Fiscal Quarter Ended May 31, 2005

Condensed Statements of Cash Flows, page 6

6. Please clarify to us the activity during the six months ended
May
31, 2005 relating to your notes payable. The statement of cash flows shows principal payments on long-term borrowings of $646 for the period. However, your disclosures in Note D and also on page 14 indicate that you no longer have any amounts outstanding on your bank line of credit. Tell us when you paid down the outstanding balance on the line of credit. Also, tell us why the payment on this line of credit is not reflected on your statement of cash flows.

Notes to Condensed Financial Statements

Condensed Statements of Operations, page 5

7. We note that you only present one figure for weighted average number of common shares outstanding. It does not appear that you have presented the diluted weighted average number of common shares outstanding. Please revise future filings to disclose the diluted weighted average number of common shares outstanding. In addition, revise the notes to the condensed interim financial statements in future filings to provide a reconciliation of the numerator and denominator in determining your earnings (loss) per share and all other disclosures as required by paragraphs 40 and 41 of SFAS 128.

Item 3.  Controls and Procedures, page 15

8. We note your disclosure that you have taken corrective action to address the material weakness identified in previous periods "by hiring an external accountant to review the work prepared by the CEO and adopting an internal procedure requiring independent review and verification by this external accountant of the preparation of the financial reports information." Please confirm to us that the external accountant referred to is not your independent registered public accounting firm. Please also clarify this disclosure in future filings.

      As appropriate, please amend your Form 10-KSB for the Fiscal Year Ended November 30, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-
3327.


      Sincerely,


      Michele Gohlke
      Branch Chief
??

??

??

??

Mr. Claude Imbleau
Transbotics Corporation
September 1, 2005
Page 1